 SembCorp
Industries

RECEIVED

2004 JUL 26 A 11: 50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

14 July 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED

JUL 26 2004

THOMSON
FINANCIAL

7/26

Enclosure

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD

Notice Of a Director's Change in Interest in a Related Company

PART I [Please complete this Part]

1. Date of notice to Issuer: 13/07/2004

2. Name of <u>Director</u>:   Yong Ying-I

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/07/2004

2. Name of Registered Holder: Yong Ying-I

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Purchase of shares in Singapore
                                                     Telecommunications Ltd, a related company

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change:	500,000
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	60,000
As a percentage of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.25750
No. of shares held after the change:	560,000
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	500,000	0
As a percentage of issued share capital:	0	0
No. of shares held after the change:	560,000	0
As a percentage of issued share capital:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/07/2004 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of a Director's Change in Interest in a Related Company

---

PART I [Please complete this Part]

1. Date of notice to issuer: 13/07/2004

2. Name of Director: Wong Kok Siew

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 24/06/2004

2. Name of Registered Holder: Wong Kok Siew

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Purchase of Placement shares in the capital of TeleChoice International Ltd, a related company

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	0
As a percentage of issued share capital:	0
No. of shares which are the subject of this notice:	70,000
As a percentage of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.29
No. of shares held after the change:	70,000
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	0
As a percentage of issued share capital:	0	0
No. of shares held after the change:	70,000	0
As a percentage of issued share capital:	0	0

This is to supercede the previous masnet annoucement no.13 of 13.07.2004

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/07/2004 to the SGX